Mail Stop 3233
                                                                 July 3, 2018

     Via E-mail
     Yu Wu
     Chief Executive Officer
     Kenloc, Inc.
     510 Shannon Way #2306
     Redwood City, California 94065

            Re:     Kenloc, Inc.
                    Draft Registration Statement on Form S-1
                    Submitted June 6, 2018
                    CIK No. 0001742491

     Dear Mr. Wu:

            We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
     EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

     General

        1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        2. It appears that you are offering common stock on a continuous basis under Rule
           415(a)(1)(ix). While you include a fixed price, you also state on the cover page and elsewhere that shares may be sold at market prices once your common stock is listed or traded on an exchange or automated quotation system or quoted on the OTCBB. Since you are not eligible to conduct an at the market offering in reliance on Rule 415(a)(1)(x),
 Yu Wu
Kenloc, Inc.
July 3, 2018
Page 2

        please revise to include a price in the registration statement that is not tied to the market price of the securities and that will last for the duration of the offering.

    3. Please revise to discuss the exclusive forum provision contained in your articles of incorporation. In this regard, please describe the scope of this provision, its enforceability, and the potential impact on the rights of investors. Please also revise to explain the reasons why management adopted the provision. Last, include a risk factor to discuss the effects of the provision on shareholders and clarify if you intend the exclusive forum provision to apply to claims under the federal securities laws.

    4. Information provided throughout the prospectus assumes that you will receive the full offering proceeds, net of fees and expenses. Given that this is a "best-efforts" offering, please revise the prospectus, including the cover page, prospectus summary, use of proceeds, and dilution sections, to show the impact of receiving proceeds at varying levels, such as 25%, 50%, 75% and 100% of the shares being sold.

Cautionary Note Regarding Forward-Looking Statements, page 11

    5. Please remove the references to Section 27A of the Securities Act and
Section 21E of the
       Exchange Act or revise to clarify that these provisions do not apply to your offering.
       These safe harbors for forward-looking statements do not apply to statements made in connection with an initial public offering or to issuers of penny stock. See Securities
       Act Sections 27A(b)(2)(D) and 27A(b)(1)(C) and Exchange Act Section 21E(b)(2)(D)
       and 21E(b)(1)(C).

Use of Proceeds, page 12

    6. Please disclose the order of priority of the use of proceeds if less than the maximum amount is raised. See Instruction 1 to Item 504 of Regulation S-K.

Capitalization, page 13

    7. Please revise the table under this heading to include the total for stockholders' (deficit)
       equity. In addition, tell us why you have included assets and current liabilities in your capitalization table.

Dilution, page 13

    8. Please revise to include the dilution disclosure required by Item 6 of Form S-1. Include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.
       Quantify the net tangible book value per share before and after the offering, the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered, and the amount of the immediate dilution
 Yu Wu
Kenloc, Inc.
July 3, 2018
Page 3

        from the public offering price which will be absorbed by such purchasers. Refer to Item
        506 of Regulation S-K.

Description of Business, page 15

    9. We note your disclosure on page 3 that you hope to rely on IP Advisors, Inc. and other third parties for expertise and experience, and applicable real estate and mortgage licensures. We also note your Professional Services Agreement with IP Advisors, Inc.
       Please expand your disclosure to briefly discuss your agreement with IP Advisors, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
20

    10. Please revise the introductory paragraph to clarify that you will update this information to the extent required by law.

    11. Revise to provide details of your business plan for the next 12 months, including detailed milestones, anticipated time frame of beginning and completing each milestone, estimated expense associated with each milestone, expected sources of funding, and whether and how you expect these steps to lead to future revenue. Please also revise to clarify the minimum amount of proceeds you will need to raise in order to have an operating business and to meet your reporting requirements. Discuss what will happen if you do not raise that amount.

Liquidity and Capital Resources, page 21

    12. We note your disclosure on page 21 referencing "StemFit Active inventory" and creating
        "new athletic enhancement products." Please revise to delete this disclosure or elaborate on this pending purchase in your business discussion.

Management, page 22

Executive Officers and Directors, page 22

    13. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes, or skills that lead to the conclusion that Yu Wu, Lance Crisler, and Lei Wang should serve as directors. Refer to Item 401(e) of Regulation S-K.

Director Independence, page 23

    14. Please revise to remove reference to application of Rule 10A-3 or explain how this rule applies to your company following effectiveness of the registration statement. Please also ensure your disclosure is consistent regarding any committees you intend to have upon commencement of the offering and whether any of your directors are independent.
 Yu Wu
Kenloc, Inc.
July 3, 2018
Page 4


Executive Compensation, page 24

    15. Please reconcile for us the lack of any salaries in the table under this heading with disclosure on page 19 that you pay Lance Crisler and Lei Wang a salary. In addition, expand your disclosure to discuss the material terms of the consulting agreements with
        Mr. Crisler and Mr. Wang and file your consulting agreement with Mr. Wang as an exhibit.

Certain Relationships and Related Party Transactions, page 27

    16. Please revise to disclose the terms of the director advances described in note 5 to your financial statements or tell us why such disclosure is not required.

Note 9. Subsequent Events, page F-11

    17. We note that there were 46,000,000 shares of common stock outstanding as of March 31,
        2018, but disclosure on page 2 indicates 47,760,000 shares of common stock are outstanding before this offering. Please revise your subsequent event note to disclose issuance of common stock that occurred after the balance sheet date.

Part II   Information Not Required in Prospectus, page II-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

    18. Please revise your itemized list on page II-1 to include the expenses to be incurred in connection with this offering. Refer to Item 511 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-1

    19. Please expand your disclosure to disclose the consideration received in the private placement offering. Please also disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Refer to Item 701 of Regulation
        S-K.

Item 17. Undertakings, page II-1

    20. Please revise the undertaking provided in paragraph 4 to conform to the requirements of
        Item 512(a)(5).
 Yu Wu
Kenloc, Inc.
July 3, 2018
Page 5

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi
Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3215 with any other questions.


                                                            Sincerely,

                                                            /s/ Kim McManus

                                                            Kim McManus
                                                            Senior Attorney
                                                            Office of Real
Estate and
                                                            Commodities